Janus Henderson Group plc

201 Bishopsgate

London, United Kingdom

EC2M3AE

Janus Henderson US (Holdings) Inc.

151 Detroit Street

Denver, CO 80206

December 13, 2024

VIA EDGAR

Division of Corporation Finance
Office of Finance

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Robert Arzonetti

Susan Block

Re:	Janus Henderson Group plc

Janus Henderson US (Holdings) Inc.

Registration Statement on Form S-4

Filed November 18, 2024

File No. 333-283305

Ladies and Gentlemen:

On behalf of Janus Henderson US (Holdings) Inc. (the “Company”), we are submitting this letter to the U.S. Securities and Exchange Commission (the “SEC”) via EDGAR in response to the comment letter from the staff (the “Staff”) of the Division of Corporation Finance, dated December 2, 2024 (the “Comment Letter”), regarding Janus Henderson US (Holdings) Inc.’s Registration Statement on Form S-4 filed with the SEC on November 18, 2024, File No. 333-283305 (the “Registration Statement”).

In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and simultaneously is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) with the Commission.

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

December 13, 2024

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below. Capitalized terms used but not defined herein have the meanings given to them in Amendment No. 1. All references to page numbers and captions (unless otherwise stated) correspond to the page numbers and captions in Amendment No. 1.

Registration Statement on Form S-4

General

1.	We note that you appear to be registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). However, the prospectus does not appear to contain all of the representations required by the no-action letters. Specifically, you must represent that you have not entered into any arrangement or understanding with any person who will receive exchange securities in the exchange offer to distribute those securities following completion of the offer, and that you are not aware of any person that will participate in the exchange offer with a view to distribute the exchange securities. Please revise your prospectus accordingly. Alternatively, you may provide us with a supplemental letter that includes these representations. Refer to Compliance and Disclosure Interpretations, Securities Act Forms, Question and Answer 125.13, available on our website, at www.sec.gov.

Response: In response to the Staff’s comment, the Company has filed simultaneously herewith as correspondence in connection with the Registration Statement a supplemental letter stating that the Company is registering the exchange notes in reliance on the Staff’s position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). The supplemental letter includes the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

2.	Please also provide the representations that the issuer will include in the transmittal letter an acknowledgement to be executed by each person participating in the exchange offer that such participant does not intend to engage in a distribution of the exchange securities. In addition, the issuer will include in the transmittal letter an acknowledgement for each person that is a broker-dealer exchanging securities it acquired for its own account as a result of market-making activities or other trading activities that such broker-dealer will satisfy any prospectus delivery requirements in connection with any resale of Exchange Securities received pursuant to the Exchange Offer. The transmittal letter may also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. Refer to Compliance and Disclosure Interpretations, Securities Act Forms, Question and Answer 125.13. Please also include the form of Transmittal Letter as an exhibit to the registration statement.

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

December 13, 2024

Response: In response to the Staff’s comment, the Company has filed simultaneously herewith as correspondence in connection with the Registration Statement a supplemental letter providing the representations that the issuer will include in the prospectus (a) an acknowledgement that such participant does not intend to engage in a distribution of the exchange securities and (b) an acknowledgement for each person that is a broker-dealer exchanging securities acquired for its own account as a result of market-making activities or other trading activities, that such person will satisfy any prospectus delivery requirements in connection with any resale of such exchange securities, and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. The Company refers you to page 4, page 22 and pages 25-26 of the Registration Statement for such acknowledgements. Consequently, the Company does not believe that a form of Transmittal Letter is required to be filed in connection with the Registration Statement.

United States Federal Income Tax Consideration, page 46

3.	We note your disclosure that there will be no U.S. federal income tax consequences to a holder who exchanges an Outstanding Note for a New Note pursuant to the Exchange Offer. As such, please file a tax opinion that supports this statement. Refer to Section III.A. of Staff Legal Bulletin No. 19, available on our website. If counsel will be filing a short form opinion, please ensure that the short-form opinion and the tax disclosure in the prospectus both clearly state that the disclosure in the tax consequences section of the prospectus is the opinion of the named counsel. Refer to Section III.B.2. of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, the Company has deleted the tax disclosure previously included on page 46 of the Registration Statement because the Company believes that the U.S. federal income tax consequences to a holder who exchanges an Outstanding Note for a New Note pursuant to the Exchange Offer are not material to the Company or to the holders of Outstanding Notes or New Notes. Consequently, the Company does not believe that an opinion with respect to the treatment of the exchange of Outstanding Notes for Note Notes pursuant to the Exchange Offer is required pursuant to Staff Legal Bulletin No. 19.

***

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

December 13, 2024

Please direct any questions or comments regarding the foregoing to me at (212) 735-2439 or Laura.Kaufmann@skadden.com.

Very truly yours,

/s/ Laura Kaufmann Belkhayat
Laura Kaufmann Belkhayat

cc:	Michelle Rosenberg, President